[LETTERHEAD OF CONTINENTAL MINERALS]

April 6, 2011

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated April 5, 2011, regarding
Continental Minerals Corporation
Schedule 13E-3/A Filed March 24, 2011
File No. 5-37745

Dear Ms. Chalk:

This letter responds to the staff’s comments set forth in the April 5, 2011 letter regarding the above-referenced Schedule 13E-3/A. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

On behalf of ourselves and Jinchuan Group, our responses are as follows:

Schedule 13E-3/A

Staff Comment No. 1.

We note your response to comment 1 in our letter dated March 23, 2011. We believe that the requirement to disseminate revised disclosure pursuant to Rule 13e-3(f)(1)(iii) may require mailing of the supplement, along with a new proxy card, given the material changes made to the original circular in response to these and our last set of comments and the inclusion of significant additional information required by Schedule 13E-3, including information provided to both parties to this transaction by their respective financial advisors. Please confirm your understanding in this regard.

Continental Minerals Corporation’s Response:

Rule 13e-3(f)(1)(iii) requires prompt dissemination of disclosure of material changes to the information required by Rule 13e-3(d) in a manner reasonably calculated to inform security holders.

We respectfully disagree that the Supplement materially changes the information in the Circular. As stated in the opening paragraphs of our March 23rd letter, we believe that the original Circular contained all information necessary for a Continental security holder to make an informed decision about the transaction. The revised filing provides some supplementary information regarding the transaction, the most substantial of which was expanded information regarding the analyses produced for both parties about the value of the Xietongmen mineral property, Continental’s primary asset. The Special Factors section includes an expanded discussion of each party’s views as to the substantive and procedural fairness of the transaction and summaries of the presentation materials prepared for each party, however there are no new material underlying facts. Thus, despite the inclusion of the additional information, none of the material facts regarding the proposed transaction have changed, and we do not believe that Rule 13e-3(f)(1)(iii) is triggered.

Christina Chalk
April 6, 2011

Even if the information in the Supplement is deemed to be a material change to the information in the Circular, the going private transaction is being effected as a statutory plan of arrangement under the Business Corporations Act (British Columbia) (“BCBCA”) and is subject to the jurisdiction of the Supreme Court of British Columbia (the “Court”). The Court is obliged under the BCBCA to supervise the arrangement transaction, including the manner in which information is disseminated, to ensure procedural fairness and to provide a forum for any Continental security holder to be heard and to exercise dissent and appraisal remedies. The Court has considered the method of dissemination of information regarding the time and location of the reconvened security holders meeting, the Supplement and the amended Schedule 13E-3 and determined that a broad dissemination by news release of the fact, and website availability of, the supplemental information would be sufficient to inform security holders of the additional information. Further, prior to approving the requested dissemination method, the Court modified the dissemination procedures in order to provide a longer notice period (by 5 days). No new proxy card is required as security holders are being reminded that they have the ability to revoke previously submitted proxies until the time of the reconvened meeting.

Both Continental and Jinchuan believe that the method of disseminating the information to security holders as ordered by the Court (see Schedule IV to the Supplement) is reasonably calculated to inform security holders of the supplemental information and to allow for the review thereof. The market will also be clearly informed that the current proxies may be revoked and new proxies submitted.

Finally, we note that the current Arrangement Agreement expires on April 30, 2011. To close by that date, the reconvened shareholder meeting should be held no later than April 24, 2011. The proposed method of dissemination both complies with Canadian law, the requirements of the Court, and, we believe, if Rule 13e-3(f)(1)(iii) is applicable, with the requirements of Rule 13e-3(f)(1)(iii).

Staff Comment No. 2.

If either Continental or Jinchuan gave their respective financial advisors confidential projections of financial forecasts in connection with the fairness analysis performed by each, this non-public information must be disclosed, along with a summary of the material assumptions and limitations underlying such information. Please revise or advise.

Continental Minerals Corporation’s Response:

All projections of financial forecasts, as well as any fairness analysis and underlying assumptions, are disclosed in the presentations attached as exhibits to the Schedule 13E-3/A. We believe the discussion of the presentations in the “Special Factors” section fairly summarizes all the material assumptions. These projections were summarized in exhibits to the Supplement and we do not believe that detailing the assumptions at a micro level (e.g. detailed operational inputs for multi-year forecasts) is helpful to the investor or required by the rules.

Christina Chalk
April 6, 2011

Staff Comment No. 3.

The financial advisor reports filed as exhibits to the amended Schedule 13E-3 include discussion of valuations significantly in excess of the consideration being offered in this proposed transaction. For example, the Gresham report filed as Exhibit 99(c)(7) reflects (on page 7) that due to “Jaguar” (Jinchuan’s) ability to “de-risk” the project, a per share valuation of C$4.10 could be appropriate. In each case, specifically or generally describe how each filing party considered these eventualities in determining fairness.

Continental Minerals Corporation’s Response:

Firstly, we note that in the original Circular sent to security holders page 22 states that in connection with BMO’s July 2009 analysis that analysis “made a case for a net asset value of Continental well in excess of $2.60 per share.” We believe the fact that mine model analyses can produce higher numbers depending on the assumptions used is well understood by investors.

In the various assessments, there were a variety of valuations in excess of the consideration being offered in the proposed transaction. However, these valuations were preliminary in nature or based solely on key assumptions (such as metals prices, discount rates, operational parameters etc.) that were preferred by one side or the other. Final valuations or opinions by financial advisors for each party were in line with the consideration being offered in this transaction.

You noted that “the Gresham report filed as Exhibit 99(c)(7) reflects (on page 7) that due to “Jaguar” (Jinchuan’s) ability to “de-risk” the project, a per share valuation of C$4.10 could be appropriate.” However, as stated in the Supplement in “Special Factors — Economic Analyses, Opinions and Reports Considered by the Parties — Sino Resources Capital” (emphasis added):

“In the third report, which utilized a lower risk weighted discount rate, SRC suggested a value range of $2.80 to $4.10 per share. Jinchuan Group strongly disagreed with the lower discount rate utilized in this last report and the resulting valuation range. As noted, these preliminary reports were updated and consolidated in the SRC Study.”

The reason for Jinchuan’s disagreement with the preliminary assessment, and that it was preliminary in nature and prepared by SRC prior to gaining access to Continental’s data room, is clearly explained in the Supplement.

BMO’s presentation materials in 2009 referenced management’s case for $9.93 per share and BMO’s initial NAV per share calculation of $5.26. As stated in the Supplement, BMO’s upside case was prepared on the basis of management’s upside mine models for Xietongmen and Newtongmen, which were more aggressive than the model in the third party engineers described in the Supplement (the “2007 Aker Kvaerner Report”). Management’s case is described in the Supplement as an “advocacy case” which used more aggressive assumptions than the BMO “upside case” of $5.26. The final valuation by BMO was based on the projected throughput capacity of 40,000 tonnes per day as used in the 2007 Aker Kvaerner Report.

Christina Chalk
April 6, 2011

The higher valuation numbers in the BMO presentation materials reflected management’s views about the viability of larger ore throughput assumptions, assumptions about the feasibility of the neighbouring Newtongmen mineral property for which there was no detailed engineering, as well as higher metals price estimates. Almost all major brokerage houses develop metal price forecasts that are generally available so each side to this transaction had a range of forecasts to choose from for negotiating purposes and neither side had any advantage over the other in regards to access to better information about future prices. The results of each of these reports is what may be referred to as outcome determinative, in that its output is entirely dependent upon the assumptions used as inputs. Hence each of the parties is understandably reluctant to heavily emphasize the conclusions of these reports and none of the reports, except the final formal BMO report, constitutes an opinion for which any of these advisors assumes any responsibility to investors. The parties to the transaction understand that there is a concern that when disclosing models used for negotiating purposes that security holders may not fully comprehend their limited purpose and usefulness notwithstanding the Company’s express cautionary language... As stated in the Supplement, “The Continental Board appreciates that the value of any financial model is quite subjective because of the inherent uncertainty of the key assumptions which drive the model. Accordingly, the Continental Board considers the financial models to represent only one of the many factors they took into account in deciding to recommend the Arrangement.”

Indeed, other than the opinion of BMO dated January 17, 2011, the BMO materials were prepared for negotiating purposes in the course of discussions. As stated in the Supplement, when the consideration was evaluated using the resource size and conventional throughput assumptions drawn from the 2007 Aker Kvaerner Report, the range was in line with the consideration in the proposed transaction.

Overall, both Continental and Jinchuan believe the Supplement fairly describes the considerations relating to the relevance of any analysis the estimates which were in excess of the final proposed consideration and believe no further changes are required to the Supplement.

In conclusion, while we acknowledge that the investor now has more information available to decide the merits of the proposed transaction, we do not consider the additional information to have materially changed the information provided in the original Circular. Since the Schedule 13E-3/A was filed, no other bidders have come forward and there has been no change in the stock price which we believe supports this position.

* * * * *

If you should have any questions regarding the filing or our response letter, please do not hesitate to contact me at (604) 684-6365, or our counsel, Bernhard Zinkhofer at (604) 691-7483 or U.S. counsel to Jinchuan, Kimberley Anderson, at (206) 903-8803.

Sincerely,
Continental Minerals Corporation, Inc.
/s/ Trevor Thomas
Trevor Thomas

Christina Chalk
April 6, 2011

Secretary and General Counsel

cc:	Jinchuan Group Ltd.
Bernhard Zinkhofer
James Chen